Michael J. Cuggino, President

April 2, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Permanent Portfolio Family of Funds
Form N-CSR
Registration No. 002-75661
File No. 811-03379

Ladies and Gentlemen:

On behalf of Permanent Portfolio Family of Funds (“Registrant”), a registered investment company, we hereby submit for filing the Registrant’s Form N-CSR for the fiscal year ended January 31, 2020. Included in Form N-CSR is the Registrant’s Annual Report to Shareholders for the fiscal year then ended. Except as required by changes to Regulation S-X, the Registrant’s Annual Report to Shareholders contains no material changes from the preceding year in any accounting principles or practices.

Please contact me at the telephone number below if you have any questions concerning this filing.

Respectively submitted,

/s/ Michael J. Cuggino
Michael J. Cuggino

Enclosures

cc:	George J. Zornada
K&L Gates LLP

Britney E. Ryan
K&L Gates LLP

Permanent Portfolio Family of Funds • 600 Montgomery Street, Suite 4100, San Francisco, California 94111

(415) 398-8000 • www.permanentportfoliofunds.com • Distributed by Quasar Distributors, LLC